NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	June 7, 2019

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.
ANNOUNCES ANNUAL GENERAL MEETING RESULTS

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) is pleased to announce that the nominees set forth in the Company’s management proxy circular dated April 30, 2019, James R. Bond, Peter Hughes, Anthony Andrukaitis, Phil Dyer, Paul Cass, Laura Roach and Jesse V. Crews were elected as directors of the Company at the Annual General Meeting held on June 6, 2019 (the "Meeting"). At the Meeting the shareholders also approved the reappointment of Smythe, LLP as the auditors of the Company.

At a meeting of the Board of Directors held after the Meeting the following officers were appointed:

James R. Bond – President and Chief Executive Officer
Richard Lee – Chief Financial Officer
Anthony Andrukaitis – Chief Operating Officer
Kathy Love – Corporate Secretary

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company also offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military technology, first responder emergency response kits and suspension systems for motor vehicles being used in rugged wilderness terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com